# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: California Resources Corp, CIK 0001609253
CUSIP: 13057Q305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, SUITE 1500, LONG BEACH, California (CA), 90831
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001867047

## Reporting persons
- Solar Projects LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,148,821; sole dispositive power 0; shared dispositive power 6,148,821; aggregate amount beneficially owned 6,148,821 (6.73% of the class)
- Solar Trust No. 2: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,148,821; sole dispositive power 0; shared dispositive power 6,148,821; aggregate amount beneficially owned 6,148,821 (6.73% of the class)
- Comeg Trust LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 91,044; sole dispositive power 0; shared dispositive power 91,044; aggregate amount beneficially owned 91,044 (0.1% of the class)
- Comeg Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 91,044; sole dispositive power 0; shared dispositive power 91,044; aggregate amount beneficially owned 91,044 (0.1% of the class)
- Gimbel Daniel Scott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 7,000; shared voting power 6,239,865; sole dispositive power 7,000; shared dispositive power 6,239,865; aggregate amount beneficially owned 6,246,865 (6.84% of the class)
  Comment: These shares are held in Mr. Gimbel's individual retirement account.

## Item 1. Issuer
Name of issuer: California Resources Corp
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, SUITE 1500, LONG BEACH, CALIFORNIA 90831

## Item 2. Person Filing
Name of person filing:
Solar Projects LLC ("Solar Projects")

Solar Trust No. 2 ("Solar Trust")

Comeg Trust LLC ("Comeg LLC")

Comeg Trust ("Comeg Trust")

Daniel Scott Gimbel

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Solar Projects LLC
JTC Trustees (Delaware) LLC
c/o: Solar Projects LLC
200 Bellevue Parkway, Suite 500
Wilmington, DE 19809

Solar Trust No. 2
JTC Trustees (Delaware) LLC
c/o: Solar Trust No. 2
200 Bellevue Parkway, Suite 500
Wilmington, DE 19809

Comeg Trust LLC
The Bryn Mawr Trust Company of Delaware
c/o: Comeg Trust
20 Montchanin Rd, Suite 100
Greenville, Delaware 19807

Comeg Trust
The Bryn Mawr Trust Company of Delaware
c/o: Comeg Trust
20 Montchanin Rd, Suite 100
Greenville, Delaware 19807

Daniel Scott Gimbel
323 Pablo Rd
Ponte Vedra Beach, FL 32082
Citizenship:
Solar Projects LLC
Delaware

Solar Trust No. 2
Delaware

Comeg Trust LLC ("Comeg LLC")
Delaware

Comeg Trust ("Comeg Trust")
Delaware

Daniel Scott Gimbel
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, (i) Solar Projects beneficially owned 6,148,821 shares of Common Stock, (ii) Comeg LLC beneficially owned 91,044 shares of Common Stock, and (iii) Mr. Gimbel beneficially owned 7,000 shares of Common Stock through his individual retirement account.

Solar Trust, as the sole member of Solar Projects, may be deemed to beneficially own the 6,148,821 shares of Common Stock beneficially owned by Solar Projects.

Comeg Trust, as the controlling member of Comeg LLC, may be deemed to beneficially own the 91,044 shares of Common Stock beneficially owned by Comeg LLC.

Mr. Gimbel, as the manager of Solar Projects and the trustee of Solar Trust, may be deemed to beneficially own the 6,148,821 shares of Common Stock beneficially owned by Solar Projects, and, as the manager of Comeg LLC and the trustee of Comeg Trust, may be deemed to beneficially own the 91,044 shares of Common Stock beneficially owned by Comeg LLC.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Solar Trust and Mr. Gimbel disclaims beneficial ownership of the shares of Common Stock beneficially owned by Solar Projects. Each of Comeg Trust and Mr. Gimbel disclaims beneficial ownership of the shares of Common Stock beneficially owned by Comeg LLC. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 91,372,953 shares of Common Stock outstanding as of December 6, 2024, as represented in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on December 9, 2024.

As of the close of business on December 31, 2024, (i) Solar Projects beneficially owned and Solar Trust may be deemed to beneficially own approximately 6.73% of the outstanding shares of Common Stock, (ii) Comeg LLC beneficially owned and Comeg Trust may be deemed to beneficially own 0.1% of the outstanding shares of Common Stock, and (iii) Mr. Gimbel may be deemed to beneficially own 6.84% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Solar Trust and Mr. Gimbel may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Solar Projects. Comeg Trust and Mr. Gimbel may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Comeg LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to Amendment No. 4 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Solar Projects LLC: /s/ Daniel Scott Gimbel, Daniel Scott Gimbel, Manager (02/14/2025)
- Solar Trust No. 2: /s/ Daniel Scott Gimbel, Daniel Scott Gimbel, Trustee (02/14/2025)
- Comeg Trust LLC: /s/ Daniel Scott Gimbel, Daniel Scott Gimbel, Manager (02/14/2025)
- Comeg Trust: /s/ Daniel Scott Gimbel, Daniel Scott Gimbel, Trustee (02/14/2025)
- Gimbel Daniel Scott: /s/ Daniel Scott Gimbel, Daniel Scott Gimbel (02/14/2025)